LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

File No. 82-34729

04 JAN 29 AM 7:21

04012440

January 27, 2004

SUPPL

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press release dated January 27, 2004

- **Legacy Hotels Real Estate Investment Trust Reports Fourth Quarter And Year-End 2003 Results**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

Dlw 1/30

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416 874-2600 FAX: 416 874-2601

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

By: [signature]
Sari L. Diamond
Secretary

Enclosure

cc: Robert P. Freeman, Esq.

File No. 82-34729

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST REPORTS FOURTH QUARTER AND YEAR-END 2003 RESULTS

TORONTO, January 27, 2004 - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) today announced its unaudited financial results for the three months and year ended December 31, 2003. All amounts are in Canadian dollars unless otherwise indicated. Legacy expects to release its 2003 annual report in March and will hold its annual general meeting at 10:00 am Eastern Time on April 22, 2004 at The Fairmont Royal York in Toronto.

"This last year was undoubtedly one of the most difficult years in the Canadian hotel industry. Much of our reduced performance resulted from external factors, including a weak U.S. economy, airline industry problems, and most notably, the considerable impact of severe acute respiratory syndrome ("SARS")," commented Neil J. Labatte, Legacy's President and Chief Executive Officer.

"Despite the challenging operating environment, improving demand trends continued to build through the fourth quarter. When compared to 2002, portfolio-wide occupancy[3] was down 2.5 points in October, 0.8 points in November and continued to improve, down only 0.7 points in December," said Mr. Labatte. "The fourth quarter is traditionally a lower earnings period for Legacy, however, we are encouraged by the improving trends, which point to the anticipated strong recovery in the lodging sector in 2004."

Three Months Ended December 31, 2003

Fourth quarter revenues increased $18.5 million or 11.6% to $178.9 million. The full period inclusion of The Fairmont Washington, D.C. and the acquisition of The Fairmont Olympic Hotel, Seattle in August 2003 contributed $23.5 million in revenues during the quarter compared to $2.6 million in the prior period. Quebec City and Toronto remained a challenge through the quarter as the lingering effect of SARS and the overall decline in international travel impacted these markets.

Revenues at Fairmont Le Château Frontenac were down approximately 15% compared to 2002 due to softness in the U.S. and international tour segments. Revenues at our three Toronto hotels were down approximately 5% from the prior year, showing significant improvement over the prior two quarters. Occupancies in the city have largely returned to 2002 levels, however, rates within the market remain under pressure. Also, Fairmont The Queen Elizabeth showed considerable growth this quarter following the substantial completion of its renovation program in May 2003.

Hotel EBITDA[1] declined $0.7 million to $26.8 million. Hotel EBITDA margin, defined as hotel EBITDA as a percentage of revenues, was 15.0% compared with 17.2% in the fourth quarter of 2002. EBITDA and margins were negatively impacted by performance in Toronto and Quebec City. Legacy's fourth quarter margins are typically lower due to the seasonality of travel demand and the fixed nature of its operating costs.

The call premium totalling $9.8 million pertaining to Legacy's debt refinancing [See Trust Developments] contributed to a fourth quarter net loss of $9.2 million or $0.12 diluted net loss per unit compared to diluted net income per unit of $0.04 in 2002. Net income was also impacted by increased financing and amortization costs related to the recent hotel acquisitions. Distributable loss[2] per unit for

the period was $0.11 per unit compared to distributable income of $0.02 per unit in the prior period. The debt call premium reduced net income and distributable income by $0.09 per unit in the quarter.

Revenue per available room ("RevPAR")[3] for the comparable portfolio decreased 4.9% to $91.86 for the fourth quarter. While performance remained below the prior year's levels, overall demand throughout the portfolio continued to strengthen with occupancy down only 1.3 points. Average daily rate ("ADR") for the quarter declined 2.8%. Including recently acquired properties, RevPAR was $97.42 during the quarter due to higher ADR generated at our U.S. properties.

At the comparable Fairmont managed properties, RevPAR was down 5.6% to $102.21 as a result of a 4.4% decrease in ADR. At The Fairmont Royal York, RevPAR remained approximately 10% below historical levels given ADR declines. RevPAR at Fairmont Le Château Frontenac also fell approximately 20% during the quarter, primarily due to occupancy declines resulting from fewer U.S. and international guests. Including the recently acquired properties, RevPAR at the Fairmont managed properties was $108.89 during the quarter.

At the Delta managed properties, RevPAR of $75.00 was down 3.2% due to a 2.1 point decrease in occupancy. Legacy's two Delta properties in Toronto had RevPAR declines of approximately 8%.

Year ended December 31, 2003

Revenues increased $16.3 million or 2.5% to $663.9 million for the year ended December 31, 2003 with the three recent acquisitions contributing $89.3 million in revenues in 2003 compared to $14.2 million in the prior year. The decrease in revenues through the balance of the portfolio is reflective of reduced travel volumes in most major Canadian cities, most notably in Toronto and Quebec City. Hotel EBITDA decreased $31.4 million or 21.5% to $114.6 million. Weaker operating performance was most notable in the second and third quarters of 2003.

Net loss for the year was $8.4 million and the diluted net loss per unit was $0.21 compared to a diluted net income per unit of $0.50 in 2002. Distributable loss per unit for the year was $0.02 per unit compared to distributable income of $0.57 per unit in 2002. Income distributed to unit holders of $0.185 per unit was $0.205 higher than distributable income as calculated under the Declaration of Trust. These amounts were financed primarily through cash on hand and drawings on our bank facilities.

For the year ended December 31, 2003, RevPAR for the comparable portfolio decreased 11.8% to $99.47. RevPAR was impacted by declines in occupancy and ADR of 5.7 points and 3.8%, respectively. Including the recently acquired properties, RevPAR for the portfolio was $105.88 for the year.

At the Fairmont comparable properties, RevPAR was $110.13, representing a 14.3% decrease compared to the prior year. Weak second and third quarter performance throughout most major Canadian cities, most notably Toronto and Quebec City, impacted RevPAR performance. Renovation disruptions at Fairmont The Queen Elizabeth also negatively impacted RevPAR prior to completion late in the second quarter. Including recently acquired properties, RevPAR at the Fairmont managed properties was $118.03 during the year. At the Delta properties, RevPAR of $82.11 was down 5.9%. The decline is primarily attributable to lower second and third quarter RevPAR performance at Legacy's two Delta managed properties in Toronto.

Trust Developments

On December 15, 2003, Legacy announced the closing of a transaction consisting of mortgage and bank financing and the full repayment of outstanding debentures. The call premium of $9.8 million relating to the debenture repayment was expensed in the fourth quarter.

Capital expenditures during the quarter totalled $11.4 million. Profit-enhancing projects underway included ongoing refurbishments at Delta Ottawa Hotel & Suites. For the year, Legacy invested a total of $58.1 million in its properties. Following the completion of several significant capital projects over the past three years, Legacy anticipates investing approximately $45 million in its properties in 2004. Attractive returns on the capital invested are anticipated once the properties realize the full benefit of these improvements, which typically occurs two to three years after completion.

Outlook

"Existing bookings for our group business for 2004 exceed our relative booking levels this time last year for 2003. Importantly, the 2003 booking levels at this time last year did not anticipate the considerable cancellations which occurred during early 2003," commented Mr. Labatte. "While it is still early in the recovery, our preliminary expectations are that occupancies in 2004 will return to levels realized in 2002 and there is potential for modest rate increases over 2002 levels across all customer segments."

Continued Mr. Labatte, "We recognize the importance of distributions to our unit holders. Given our anticipated reduced earnings performance in 2003, distributions were suspended following the first quarter. Our objective continues to be to provide our unit holders with an appropriate level of distributions as soon as operating performance permits."

Legacy will host a conference call today at 1:30 p.m. Eastern Time to discuss these results. Please dial 416-695-5806 or 1-800-273-9672 to access the call. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 4:30 p.m. on January 27, 2004 through to February 3, 2004. To access the recording please dial 416-695-5800 or 1-800-408-3053 and use the reservation number 1518834.

A live audio webcast of the conference call will be available via Legacy's website (www.legacyhotels.ca). An archived recording of the webcast will remain available on the website until the following earnings conference call.

Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

This press release contains certain forward-looking statements relating, but not limited to, Legacy's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. Legacy disclaims any responsibility to update any such forward-looking statements.

	Three months ended December 31 2003		2002		Year ended December 31 2003		2002
RevPAR[3]	$	97.42	$	-	$	105.88	$	-
Comparable Portfolio								
RevPAR [4]	$	91.86	$	96.59	$	99.47	$	112.84
ADR [4]	$	149.19	$	153.53	$	158.01	$	164.26
Occupancy [4]		61.6%		62.9%		63.0%		68.7%
RevPAR[4] – Fairmont Regional								
British Columbia	$	94.25	$	96.30	$	123.19	$	135.00
Prairies		84.29		85.14		91.28		94.97
Ontario and Quebec		110.62		119.91		109.53		134.81
Total	$	102.21	$	108.32	$	110.13	$	128.52
RevPAR[4] – Delta Regional								
Prairies	$	66.72	$	68.06	$	73.77	$	76.77
Ontario and Quebec		78.94		85.74		83.64		93.84
Maritimes		75.83		72.06		87.02		85.67
Total	$	75.00	$	77.46	$	82.11	$	87.26

In millions of Canadian dollars (except per unit amounts)

		Three months ended December 31 2003		2002		Year ended December 31 2003		2002
Revenues	$	178.9	$	160.3	$	663.9	$	647.6
Hotel EBITDA[1]		26.8		27.5		114.6		146.0
Net income (loss)		(9.2)		7.6		(8.4)		55.1
Distributable income (loss) [2]		(11.8)		1.9		(2.0)		50.9
Basic and diluted net income (loss) per unit		(0.12)		0.04		(0.21)		0.50
Basic and diluted distributable income (loss) per unit		(0.11)		0.02		(0.02)		0.57
Distributions declared per unit		0.00		0.185		0.185		0.74

1. Hotel EBITDA is a non-GAAP (Generally Accepted Accounting Principles) measure and does not have a standardized meaning prescribed by GAAP. It is unlikely to be comparable to similar measures presented by other entities. Hotel EBITDA is defined as income before interest, taxes, amortization, advisory fees and other income and expenses. Management considers hotel EBITDA to be a meaningful indicator of hotel operations.

   Reconciliation of hotel EBITDA to net income (loss):

		Three months ended December 31 2003		2002		Year ended December 31 2003		2002
Hotel EBITDA	$	26.8	$	27.5	$	114.6	$	146.0
Deduct / (Add):								
Amortization of property and equipment		10.9		10.2		45.2		36.1
Advisory fees		2.2		1.9		8.2		7.2
Other expenses		2.1		1.0		5.4		2.8
Interest expense		26.6		12.4		71.0		48.6
Income tax expense / (recovery)		(5.8)		(5.6)		(6.8)		(3.8)
Net income (loss)	$	(9.2)	$	7.6	$	(8.4)	$	55.1

2. Distributable income is a non-GAAP financial measure and does not have a standardized meaning prescribed by GAAP. It is unlikely to be comparable to similar measures presented by other entities. Distributable income is calculated as net income before amortization, income taxes and special charges less the capital replacement reserve. This amount, determined in accordance with the Declaration of Trust, is intended to approximate Legacy's taxable income and forms the basis of distributions to unit holders. Special charges and the capital replacement reserve are determined at the discretion of the Board of Trustees.

Distributable income reflects net income adjusted for the following items:

In millions of Canadian dollars	Three months ended December 31 2003	Three months ended December 31 2002	Year ended December 31 2003	Year ended December 31 2002
Net income (loss)	$ (9.2)	$ 7.6	$ (8.4)	$ 55.1
Add (deduct):				
Amortization of property and equipment	10.9	10.2	45.2	36.1
Income tax expense / (recovery)	(5.8)	(5.6)	(6.8)	(3.8)
Cash receipt on management contract	3.1	-	9.1	-
Gain on settlement of debentures	-	-	-	(0.1)
Distributions on convertible debentures	(2.9)	(2.9)	(11.6)	(10.2)
Land transfer tax refund	-	-	-	1.7
Taxable acquisition purchase price adjustment	-	(0.2)	-	1.1
Capital replacement reserve	(7.9)	(7.2)	(29.5)	(29.0)
Distributable income (loss)	$ (11.8)	$ 1.9	$ (2.0)	$ 50.9
Add: Distributions on convertible debentures	-	-	-	-
Diluted distributable income (loss)	$ (11.8)	$ 1.9	$ (2.0)	$ 50.9

- Amortization of property and equipment is replaced with the capital replacement reserve, which is prescribed under our various management agreements with Fairmont and Delta, to better reflect.
- The cash receipt on management contracts are taxable and are therefore included in the calculation of distributable income. For accounting purposes, these amounts are deferred and amortized over the life of the respective management contracts.
- Distributions on convertible debentures are deductible for tax purposes and are therefore deducted from distributable income.
- Other adjustments such as the taxable acquisition purchase price adjustment and the land transfer tax refund were included at the discretion of the Board of Trustees as they are included in taxable income.

3. Based on the hotel portfolio composition as at December 31, 2003.
4. Revenue per available room ("RevPAR"), average daily rate ("ADR") and occupancy figures are based on the properties owned by Legacy for at least the entire current and prior periods. Hotels that are excluded from the year to date statistics are also excluded from the quarterly statistics. The Sheraton Suites Calgary Eau Claire, The Fairmont Washington, D.C. and The Fairmont Olympic Hotel, Seattle are excluded from the comparable hotels since they were not part of the portfolio for the entire current and prior periods. The calculation of operating statistics was modified during the second quarter to conform with the common practice in the lodging industry. Previously, Legacy reported its operating statistics on an "as if owned" basis, whereby all hotels were included for the full current and prior period as if owned for the full periods presented. Management considers RevPAR, ADR and occupancy to be meaningful indicators of hotel operations, however, readers are cautioned that they are not defined measures of operating performance under GAAP. Legacy's calculation of RevPAR, ADR and occupancy may be different than those used by other lodging entities.

-30-

Contacts: Neil J. Labatte
President and
Chief Executive Officer
Tel: 416.874.2600

Chantal Nappert
Investor Relations
Tel: 416.874.2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

Legacy Hotels Real Estate Investment Trust
Consolidated Balance Sheets
(Stated in thousands of Canadian dollars)
(Unaudited)

	December 31, 2003	December 31, 2002
ASSETS		
Current assets		
Cash and cash equivalents	$ 19,335	$ 46,224
Accounts receivable	46,630	41,446
Inventory	7,927	6,211
Prepaid expenses	6,837	5,014
	80,729	98,895
Property and equipment	1,850,127	1,745,667
Goodwill	35,425	35,425
Other assets	22,068	28,174
Future income taxes	6,340	1,083
	$ 1,994,689	$ 1,909,244
LIABILITIES		
Current liabilities		
Bank loans (note 4)	$ 59,873	$ -
Accounts payable and accrued liabilities	64,820	67,925
Accrued distributions and dividends	2,946	2,946
Current portion of long-term debt	13,908	157,295
Other	11,488	132
	153,035	228,298
Long-term debt (note 12)	815,254	587,613
Other liabilities	26,658	22,012
Future income taxes	35,330	38,495
	1,030,277	876,418
Unitholders' interest		
Units (note 5)	795,682	795,682
Contributed surplus	49	49
Exchangeable shares (note 6)	126,420	126,420
Convertible debentures (note 7)	147,281	145,931
Foreign currency translation adjustments	(27,696)	2,246
Deficit	(77,324)	(37,502)
	964,412	1,032,826
	$ 1,994,689	$ 1,909,244

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Operations
(Stated in thousands of Canadian dollars except per unit amounts)
(Unaudited)

	Three months ended December 31		Twelve months ended December 31	
	2003	2002	2003	2002
Revenues				
Room	$ 96,223	$ 89,421	$ 397,907	$ 402,177
Food and beverage	71,954	61,250	227,518	208,963
Other	10,681	9,663	38,517	36,489
	178,858	160,334	663,942	647,629
Operating expenses	130,859	113,300	470,764	428,048
Gross operating profit	47,999	47,034	193,178	219,581
Hotel management fees	5,496	5,204	20,258	23,306
Property taxes, rent and insurance	15,732	14,331	58,338	50,250
Operating income from hotel operations before undernoted items	26,771	27,499	114,582	146,025
Other expenses				
Amortization of property and equipment	10,897	10,174	45,158	36,108
Advisory fees	2,185	1,927	8,238	7,152
Other	2,054	959	5,357	2,812
	15,136	13,060	58,753	46,072
Income before interest expense and income tax expense	11,635	14,439	55,829	99,953
Interest expense, net (note 12)	26,624	12,391	71,020	48,599
Income (loss) before income tax expense	(14,989)	2,048	(15,191)	51,354
Income tax expense/(recovery)				
Current	149	110	1,033	560
Future	(5,970)	(5,710)	(7,836)	(4,311)
	(5,821)	(5,600)	(6,803)	(3,751)
Net income (loss) for the period	$ (9,168)	$ 7,648	$ (8,388)	$ 55,105
Basic net income (loss) per unit (note 8)	$ (0.12)	$ 0.04	$ (0.21)	$ 0.50
Diluted net income (loss) per unit (note 8)	$ (0.12)	$ 0.04	$ (0.21)	$ 0.50

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Deficit
(Stated in thousands of Canadian dollars)
(Unaudited)

	Three months ended December 31		Twelve months ended December 31	
	2003	2002	**2003**	2002
Deficit - beginning of period	**$ (64,889)**	$ (24,521)	**$ (37,502)**	$ (19,339)
Net income (loss) for the period	**(9,168)**	7,648	**(8,388)**	55,105
Distributions in the period	**-**	(15,323)	**(16,533)**	(53,777)
Dividends on exchangeable shares	**-**	(1,942)	**(1,942)**	(7,757)
Part VI.1 tax on exchangeable share dividends	**-**	(795)	**(777)**	(3,121)
Part VI.1 tax deduction	**-**	699	**793**	2,792
Accretion of convertible debenture issuance costs (note 7)	**(337)**	(337)	**(1,350)**	(1,181)
Distributions on convertible debentures (note 7)	**(2,930)**	(2,931)	**(11,625)**	(10,224)
Deficit - end of period	**$ (77,324)**	$ (37,502)	**$ (77,324)**	$ (37,502)

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Cash Flows
(Stated in thousands of Canadian dollars)
(Unaudited)

	Three months ended December 31		Twelve months ended December 31	
	2003	2002	2003	2002
Cash provided by (used in):				
OPERATING ACTIVITIES				
Net income (loss) for the period	$ (9,168)	$ 7,648	$ (8,388)	$ 55,105
Items not affecting cash				
Amortization of property and equipment	10,897	10,174	45,158	36,108
Gain on settlement of debentures	-	-	-	(127)
Part VI.1 tax	-	(795)	(777)	(3,121)
Future income taxes	(5,970)	(5,710)	(7,836)	(4,311)
Other	3,014	644	5,093	2,422
Changes in non-cash working capital (note 9)	4,210	14,459	(83)	4,477
	2,983	26,420	33,167	90,553
INVESTING ACTIVITIES				
Acquisitions (note 3)	-	(156,955)	(50,013)	(219,991)
Land transfer tax refund	-	-	-	1,685
Additions to property and equipment	(11,419)	(20,290)	(58,105)	(50,397)
Proceeds from sale of capital assets	66	151	162	151
Other assets	(6,708)	(6,714)	(9,049)	(6,741)
	(18,061)	(183,808)	(117,005)	(275,293)
FINANCING ACTIVITIES				
Distributions	-	(28,245)	(16,533)	(53,777)
Dividends on exchangeable shares	-	(3,873)	(1,942)	(7,757)
Convertible debentures distributions	(5,812)	(7,278)	(11,625)	(7,278)
Net proceeds from unit issuance	-	145,752	-	157,340
Net proceeds from/(repayment of) bankers' acceptances	(4,971)	-	59,873	-
Net proceeds from/(payments to) affiliates (note 10)	(10,000)	-	11,356	-
Net proceeds from convertible debentures	-	-	-	144,750
Net proceeds from new debentures issued	-	98,750	-	98,750
Repurchase of debentures for cancellation (note 12)	(162,200)	-	(162,200)	(34,598)
Repayment of debentures (note 12)	(150,000)	(78,075)	(150,000)	(78,075)
Net proceeds from mortgages (note 12)	335,000	-	335,000	-
Mortgage payments	(2,294)	(1,453)	(7,577)	(5,201)
Other	(33)	(33)	(132)	(132)
	(310)	125,545	56,220	214,022
Translation adjustments	771	2,246	729	2,246
Increase (decrease) in cash and cash equivalents balance during the period	(14,617)	(29,597)	(26,889)	31,528
Cash and cash equivalents balance - beginning of period	33,952	75,821	46,224	14,696
Cash and cash equivalents balance - end of period	$ 19,335	$ 46,224	$ 19,335	$ 46,224
SUPPLEMENTAL DISCLOSURE				
Income taxes paid	198	1,020	2,416	7,832
Interest paid	19,541	17,365	57,669	49,500

Legacy Hotels Real Estate Investment Trust
Notes to Interim Consolidated Financial Statements
December 31, 2003 and 2002
(Stated in thousands of Canadian dollars except per unit amounts)
(Unaudited)

1. Legacy Hotels Real Estate Invetment Trust ("Legacy") is an unincorporated closed-end real estate investment trust. Legacy holds a portfolio of 24 hotels of which 22 hotels are located in 14 Canadian cities throughout nine provinces and two hotels are located in the United States. All of Legacy's properties are managed by subsidiaries of Fairmont Hotels & Resorts Inc. ("FHR"), who own an approximate 35% interest in Legacy.

   Results for the three months ended December 31, 2003 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

2. These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles ("GAAP") for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2002 audited consolidated financial statements, except as discussed below:

   Long-lived assets

   Effective January 1, 2003, Legacy adopted the new recommendations of The Canadian Institute of Chartered Accountants ("CICA") with respect to accounting for the impairment of long-lived assets. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are reviewed at the individual hotel level, the lowest level for which identifiable cash flows are largely independent, when testing for and measuring impairment. Under the new standard, a two-step process is used to determine the impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. Impairment losses are recognized when the carrying amount of long-lived assets exceeds the sum of the undiscounted cash flows expected to result from their use and eventual disposition and are measured as the amount by which the long-lived asset's carrying amount exceeds its fair value. Adoption of this new standard did not have an impact on Legacy's financial position, results of operations or cash flows.

   Also effective January 1, 2003, Legacy adopted the new CICA recommendations relating to the disposal of long-lived assets. Subject to certain criteria, long-lived assets that management expects to dispose of by sale are classified as held for sale. The related results of operations for these properties classified as held for sale are reported in discontinued operations, if certain criteria are met, with reclassification of prior years' related operating results. Assets to be disposed of are reported at the lower of the carrying amount and fair value less costs to sell. These recommendations are required for disposals after April 30, 2003, however, Legacy has elected for early adoption. Adoption of this new standard had no impact on Legacy's financial position, results of operations or cash flows.

3. On August 1, 2003, Legacy acquired a leasehold interest in the Olympic Hotel in Seattle, Washington plus related furniture, fixtures and equipment. Following its acquisition, this hotel was renamed The Fairmont Olympic Hotel, Seattle. The hotel was acquired for a purchase price of $138,800 plus $3,611 in closing costs and the assumption of $1,986 in working capital. The purchase was partially satisfied by the assumption of an existing mortgage in the amount of US$44,000, the issuance of a US$20,000 note and the use of a deposit in the amount of US$4,000 made in November 2002 and the balance was paid in cash. The mortgage, secured by a first charge on the leasehold interest, plus the furniture, fixtures and equipment is due July 2006 and bears interest at LIBOR plus a spread. In order to hedge against exposures to increases in interest rates, Legacy has entered into an interest rate swap to fix the rate at 4.00% until June 2004 and 6.20% from July 2004 until maturity. The note is secured by the membership interest in the subsidiary that owns the leasehold interest, is due 18 months from closing and bears interest at 8.5%.

   The purchase price of the acquisition has been allocated to the identifiable assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date. The purchase price equation, which has not yet been finalized, has been allocated as follows:

Working capital	$	**1,986**
Leasehold interests		**127,143**
Furniture, fixtures and equipment		**15,268**
Mortgage and long-term debt		**(88,832)**
	$	**55,565**
Deposit made in November 2002		**(5,552)**
	$	**50,013**

4. Legacy has a secured, revolving operating credit facility totalling $90,000 designed to provide financing for the operations, acquisitions and other capital investments. As at December 31, 2003, $60,000 was drawn on this facility.

5. At December 31, 2003, 89,360,094 units were outstanding (2002 - 89,360,094).

6. The exchangeable shares are entitled to a per share dividend equal to the ordinary unit distribution, less Part VI.1 taxes payable. Each exchangeable share is retractable at the fair market value of a Legacy unit after a minimum period of five years. The exchangeable shares are tied to voting certificates issued by Legacy that are entitled to one vote per voting certificate at meetings of unitholders. At December 31, 2003, 14,700,000 (2002 - 14,700,000) exchangeable shares were outstanding.

7. The convertible debentures are classified as equity on the consolidated balance sheet since Legacy may elect to satisfy the interest and principal obligations through the issuance of Legacy units. Similarly, interest payments and issuance costs are charged directly to retained earnings.

8. Net income (loss) per unit is based on net income available to unitholders divided by the weighted average number of units and exchangeable shares outstanding during the period, calculated as follows:

	Three months ended December 31		Twelve months ended December 31	
	2003	2002	2003	2002
Net income (loss)	$ **(9,168)**	$ 7,648	$ **(8,388)**	$ 55,105
Part VI.1 tax, net of Part I tax deduction	**-**	(96)	**16**	(329)
Accretion of convertible debenture issuance costs	**(337)**	(337)	**(1,350)**	(1,181)
Distributions on convertible debentures	**(2,930)**	(2,931)	**(11,625)**	(10,224)
Net income (loss) and diluted net income (loss) available to unitholders	$ **(12,435)**	$ 4,284	$ **(21,347)**	$ 43,371
Weighted average number of units outstanding (thousands)	**89,360**	82,575	**89,360**	72,539
Weighted average number of exchangeable shares outstanding	**14,700**	14,700	**14,700**	14,700
Basic weighted average number of units	**104,060**	97,275	**104,060**	87,239
Dilutive effect of unit options	**30**	54	**13**	75
Diluted weighted average number of units	**104,090**	97,329	**104,073**	87,314

For the three and twelve months ended December 31, 2003 and December 31, 2002, debentures convertible into 17,142,857 units (2002 - 17,142,857) and the associated net income (loss) impact were excluded from the computation of diluted net income (loss) per unit because their effect was not dilutive.

9. Changes in non-cash working capital

	Three months ended December 31		Twelve months ended December 31	
	2003	2002	2003	2002
Decrease in accounts receivable	$ **12,898**	$ 16,094	$ **5,263**	$ 5,237
Increase in materials and supplies	**(371)**	(165)	**(148)**	(863)
(Increase) decrease in prepaid expenses	**7,853**	9,596	**(1,875)**	(1,579)
Increase (decrease) in accounts payable and accrued liabilities	**(16,170)**	(11,066)	**(3,323)**	1,682
	$ **4,210**	$ 14,459	$ **(83)**	$ 4,477

10. In August 2003, Legacy entered into a long-term, incentive-based management contract for The Fairmont Olympic Hotel, Seattle with FHR. This transaction was recorded at the exchange value, which is the amount established and agreed to by the related parties. In connection with FHR securing the management contract on this property and another under a similar arrangement, FHR has agreed to pay an aggregate amount of US$18,000 over a three-year period to Legacy. These amounts have been accounted for as other liabilites and are amortized over the life of the management contracts. The amortization of the deferred revenue is being applied to reduce management fee expense. The current portion of the receivable has been recorded in accounts receivable, while the long-term portion has been recorded as other assets. At December 31, 2003, Legacy has a receivable from FHR of US$11,000 in connection with various management contracts with FHR.

In connection with the acquistion of The Fairmont Olympic Hotel, Seattle, Legacy and FHR entered into a reciprocal loan agreement for US$19,000. The loans mature in October 2013 and bear interest at normal commercial rates payable quarterly in arrears. In the event that either Legacy or FHR does not make its required interest or principal payments, the other party is not required to make its payment either. If such payment has already been made, it must be returned. The loans meet all the requirements for the right of set off and, as such, are presented on a net basis in the financial statements.

Also, in connection with the acquisition of The Fairmont Olympic Hotel, Seattle, Legacy paid an acquisition fee in the amount of US$650 to a subsidiary of FHR. This amount has been included in the costs of the acquisition and capitalized accordingly.

A subsidiary of FHR has a 25% participation amounting to US$10,906 in the first mortgage on The Fairmont Olympic Hotel, Seattle at the same rate as the lender. In addition, at December 31, 2003, Legacy has an amount owing to FHR of $11,356, which has been classified as other under current liabilities. This amount matures on July 31, 2004 and bears interest at the bankers' acceptance rate plus 2.75%.

11. Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2003.

12. On December 15, 2003, Legacy closed a refinancing transaction consisting of mortgage and bank financing and repayment of debentures. Legacy has entered into seven mortgage financings with certain major Canadian financial institutions for aggregate gross proceeds of $335,000. Legacy granted mortgages on seven of its properties - The Fairmont Waterfront, The Fairmont Hotel Macdonald, Delta Toronto East, Fairmont Château Laurier, Fairmont The Queen Elizabeth, Delta Centre-Ville and Delta Halifax. With the exception of Fairmont The Queen Elizabeth, the terms of the mortgages vary from four to ten years and carry varying rates of interest ranging from 7.05% to 8.04%. The mortgage secured by Fairmont The Queen Elizabeth matures February 1, 2007 and bears interest at bankers' acceptance plus 309 basis points. Legacy has entered into an interest rate contract to cap the combined rate at 11.0%.

The proceeds were used to repay the maturing face amounts of Legacy's Series 2A and 3 debentures and the redemption price of its Series 1C, 1D and 2B debentures that had been called for redemption. Legacy's 7.75% convertible debentures due April 2007 remain outstanding. The balance of the proceeds were used to fund the call premium of $9,754, the costs associated with the financing of $6,742 and to repay other debt. The one-time charge associated with the call premium has been fully included in net interest expense in the fourth quarter while the costs associated with the mortgage financing is being amortized over the terms of the mortgages.

As part of the refinancing, Legacy has also entered into the $90,000 secured credit facility described in note 4. This new facility replaces Legacy's previous facilities and is secured by several other Legacy properties.